UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
_______________

Commission File Number 000-30020
Delta Galil Industries Ltd.
(Exact name of Company as specified in its charter)
_______________

Textile Building, 2 Kaufman Street
Tel Aviv 68012, Israel
+972-3-519-3636
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_______________

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one fully paid Ordinary Share, par value NIS 1.00 per share

Ordinary Shares, par value NIS 1.00 per share
 (Title of each class of securities covered by this Form)
_______________

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. Delta Galil Industries Ltd. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on March 22, 1999 when the registration statement on Form F-1 originally filed with the Securities and Exchange Commission (the “Commission”) on February 26, 1999 became effective.

B. The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity

The Company’s securities were last offered in the United States (other than in offerings limited to employees of the Company and its subsidiaries) in a registered offering under the Securities Act of 1933 pursuant to Form F-3 filed on December 19, 2000.

Prior to the filing of this Form 15F, the Company filed post-effective amendments to terminate the registration of unsold securities under its registration statements filed on Form F-3, as described above, and filed on Form S-8 on September 26, 2000, July 13, 2001, December 30, 2002, and November 22, 2006, pursuant to which securities were offered to employees of the Company.

Item 3.	Foreign Listing and Primary Trading Market

A. The Company maintains a listing of its ordinary shares on the Tel Aviv Stock Exchange (the “TASE”), which is located in Israel.  The TASE constitutes the primary trading market for the ordinary shares.

B. The Company’s ordinary shares were initially listed on the TASE in1982. The Company has maintained a listing of its ordinary shares on the TASE for at least the 12 months preceding the filing of this Form.

C. During the 12-month period beginning January 29, 2007 and ending January 28, 2008, 65.566% of trading in the Company’s ordinary shares occurred through the TASE.

Item 4.	Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is January 29, 2007 to January 28, 2008.

B. During the 12-month period beginning January 29, 2007 and ending January 28, 2008, the average daily trading volume of the Company's American Depositary Shares (the "ADSs") in the United States was 1,790.6 and the average daily trading volume of the Company's ordinary shares on a worldwide basis was 35,015.3.

C. During the 12-month period beginning January 29, 2007 and ending January 28, 2008, the average daily trading volume of Company's ADSs in the United States was 4.865% as a percentage of the average daily trading volume of the Company's ordinary shares on a worldwide basis.

D. Not applicable.1

1 On March 17, 2008, the Company filed a Form 25 with the Commission to delist its ADSs from the NASDAQ Global Market effective simultaneous with the filing of this Form 15.

2

E. Not applicable.

F. The Company used trading data from Bloomberg, the TASE, and publicly-available beneficial ownership reporting forms filed in the U.S. and Israel to determine whether it meets the requirements of Rule 12h-6.  The Company used the sources for trading volume information that it viewed as likely to have reliable information.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act March 4, 2008, which was submitted under cover of a Form 6-K on March 5, 2008.

B. This notice was disseminated by the major newswire services the Company typically uses to publish its press releases, such as Marketwire.  In addition, this notice was posted on the Company’s website.

Item 8.	Prior Form 15 Filers

Not applicable.
PART II

Item 9.	Rule 12g3-2(b) Exemption
The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.deltagalil.com.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Delta Galil Industries Ltd. has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, Delta Galil Industries Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Delta Galil Industries Ltd.

Dated: March 27, 2008	By:	/s/ Yossi Hajaj
	Name:	Yossi Hajaj
	Title:	Chief Financial Officer

4